VIA EDGAR

February 14, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re: SaaSMAX, Inc.

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are again responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 12, 2013 from Mark P. Shuman of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Post Effective Amendment No.1-A-1 (the "PEA") to the registration statement of the Company filed with the Commission on January 30, 2013.  We have filed simultaneously Amendment No. 3 to the Form 8-KA ("Form 8-K A/3"). The sole purpose of Form 8-K A/3 was to file the Exhibit 16.1.  There are no other changes from the Form 8-K A/2 filed on February 12, 2013.

General

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

1. Please refer to the comments in our letter dated February 1, 2013 on your form 8-K filed January 28, 2013. All outstanding comments must be resolved before your registration statement is declared effective.

Response

Exhibit 16.1 is repetitive of the Exhibit 16.1 filed along with Form 8-K A/2 filed on February 12, 2013. Kyle L. Tingle CPA, LLC ("Tingle") has stated in Exhibit 16.1 as follows:

"We agree with the timeline of documentation included therein on communications between our firm and the Company and the differences of opinion between the two entities. As we had not opined or consented on any year end or interim filings of the registrant, we have no disagreements on the statements consented to by other registered accounting firms."

Tingle has not disputed the disclosure contained in the 8-K A/2 filed on February 12, 2013. We therefore believe that the disclosure presented in the Post Effective Amendment No1-A-2 filed on February 13, 2013 should resolve all of the outstanding comments.

2. Given the disclosure in Amendment No. 2 to the Form 8-K filed February 12, 2013, provide us with your analysis as to why you have not disclosed the information required by Item 304(b) of Regulation S0K in the post-effective amendment. In preparing your response, please refer to the last sentence of Instruction 1 of the Instructions to Item 304.

Response

The PEA has been amended under the caption "Changes and Disagreements With Accountants".

Please advise as soon as practicable as to whether Registrant should file its request for Acceleration.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100. We appreciate the courtesies and cooperation of the Staff.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham

Brad Bingham